LoLo's Boss Pizza

Profit and Loss

January - February, 2024

	TOTAL
Income	
Sales	132,138.34
Total Income	**$132,138.34**
Cost of Goods Sold	
Cost of Goods Sold	36,156.80
Total Cost of Goods Sold	**$36,156.80**
GROSS PROFIT	**$95,981.54**
Expenses	
Advertising & Marketing	1,330.00
Car & Truck	2,215.01
Employee Benefits	360.00
Equipment	49.77
Insurance	6,585.00
Interest Paid	-0.75
Job Supplies	271.44
Meals & Entertainment	554.55
Office Supplies & Software	186.48
Payroll	39,249.95
Payroll Tax Expenses	25,189.16
Printing	779.30
Rent & Lease	4,000.00
Repairs & Maintenance	2,466.98
Taxes & Licenses	110.00
Travel	1,178.83
Utilities	2,296.96
Total Expenses	**$86,822.68**
NET OPERATING INCOME	**$9,158.86**
NET INCOME	**$9,158.86**

LoLo's Boss Pizza

Balance Sheet

As of February 29, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	173.71
Checking	15,954.66
Savings	40,022.80
Total Bank Accounts	**$56,151.17**
Other Current Assets	
Inventory Asset	2,500.00
Uncategorized Asset	0.00
Total Other Current Assets	**$2,500.00**
Total Current Assets	**$58,651.17**
Fixed Assets	
Accumulated Amortization	-26,001.00
Accumulated Depreciation	-65,620.00
Furniture & Equipment	73,061.86
Intangible Asset	130,000.00
Total Fixed Assets	**$111,440.86**
TOTAL ASSETS	**$170,092.03**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card (6053) - 4	-886.34
Total Credit Cards	**$ -886.34**
Other Current Liabilities	
Payroll Corrections	0.00
Payroll Liabilities	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
OR Employment Taxes	0.00
OR Income Tax	0.00
OR Transit Taxes	0.00
Total Payroll Liabilities	**0.00**
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$ -886.34**
Total Liabilities	**$ -886.34**

LoLo's Boss Pizza

Balance Sheet

As of February 29, 2024

	TOTAL
Equity	
Opening Balance Equity	0.00
Owner's Investment	173,884.45
Owner's Pay & Personal Expenses	-449,634.87
Retained Earnings	437,569.93
Net Income	9,158.86
Total Equity	**$170,978.37**
TOTAL LIABILITIES AND EQUITY	**$170,092.03**

LoLo's Boss Pizza

Statement of Cash Flows

January - February, 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	9,158.86
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Credit Card (6053) - 4	-101.76
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-101.76**
Net cash provided by operating activities	**$9,057.10**
INVESTING ACTIVITIES	
Furniture & Equipment	-973.96
Net cash provided by investing activities	**$ -973.96**
FINANCING ACTIVITIES	
Owner's Pay & Personal Expenses	-8,500.00
Net cash provided by financing activities	**$ -8,500.00**
NET CASH INCREASE FOR PERIOD	**$ -416.86**
Cash at beginning of period	56,568.03
CASH AT END OF PERIOD	**$56,151.17**